UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2010

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01. Completion of Acquisition or Disposition of Assets.

On November 5, 2010, NTS/Virginia Development Company ("NTS/VA"), a wholly-owned subsidiary of the NTS Mortgage Income Fund (the "Corporation"), completed the sale of Fawn Lake Country Club to Asset Management, L.L.C., a Virginia limited liability company ("AM"). AM is a wholly-owned subsidiary of Fawn Lake Community Association.

The closing of the sale was substantially pursuant to the terms of that certain Purchase and Sale Agreement ("Agreement") dated as of October 15, 2010, between AM and NTS/VA. Fawn Lake Community Association and Fawn Lake Country Club, both Virginia non-stock corporations, were named in the Agreement for the purpose of making certain covenants, undertakings and/or representations expressly attributable to them within the Agreement. NTS/VA received proceeds from the sale in the approximate amount of $2.5 million. The net proceeds of the sale were used to repay obligations of NTS/VA or the Corporation to PNC Bank National Associates and other creditors.

A copy of the executed Agreement between AM and NTS/VA was attached to the Current Report on Form 8-K dated October 27, 2010 as Exhibit 10.1 and is incorporated in its entirety in this Item 2.01 disclosure by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: _____

Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: November 10, 2010